Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                           Commission File No:  333-33896

   On April 4, 2000, Gary L. Neale, Chairman, President and Chief
   Executive Officer of NiSource Inc. and Oliver G. Richard III,
   Chairman, President and Chief Executive Officer of Columbia Energy Group issued a joint letter to employees of NiSource Inc. and Columbia Energy Group. The following is a transcript of the joint letter issued on April 4, 2000:



       JOINT LETTER TO EMPLOYEES OF NISOURCE AND COLUMBIA ENERGY GROUP
                                APRIL 4, 2000



   [NiSource Logo]                           [Columbia Energy Group Logo]



   April 4, 2000


   Dear NiSource/Columbia Colleagues:

        A few weeks ago, our companies announced a definitive agreement for a merger that will create a compelling super-regional force in America's energy industry. This agreement was a first step toward the transformation of our organizations into a combined entity that will be the largest energy provider east of the Rocky Mountains.

        The merger process officially began with our public announcement, but the combination of two organizations as large and complex as Columbia and NiSource requires careful planning efforts by people from both companies. Recently, we announced the four leaders of the merger transition team. They and their team are working hard to chart a high-level structure for the combined company, and to define the transition and integration processes.

        Philosophically, we strongly believe the result of our efforts must be a NEW company that carries forward the best of its predecessors. It will not simply be a larger version of NIPSCO, or Columbia Gas subsidiaries or Bay State, and the adjustments required for its creation will be felt by all companies--not just Columbia and its subsidiaries.

        Key milestones in this process are the approval of the merger agreement by shareholders and regulatory authorities. This week we filed documents to begin the shareholder approval process. Coupled with filings in the past few days with authorities in Pennsylvania and Virginia, this is a good start in the process to gain regulatory approvals for the merger at state and federal levels. Representatives of NiSource and Columbia together have met with federal and state officials to identify and clarify key issues prior to our official filings with their agencies, and will continue to communicate with
   them as appropriate.   These meetings have been very positive.

        As the process moves forward, we know it also can be a time of uncertainty and concerns. We commit to give you clear and timely information. We will communicate decisions, structure and policies-- significant transition and integration news--as soon as possible.

        In turn, we will look to you to provide input on topics, questions and concerns throughout our transition and integration process, so that our communications efforts can meet your needs. Please feel free to contact your human resources or communications staff on these issues.

        During this transition period, until regulatory and shareholder approvals are received and the merger is completed, NiSource and Columbia will continue to operate as independent companies. The success of our business going forward depends on your ability to meet and exceed the day-to-day expectations of our customers, shareholders and colleagues.

        We ask for your continued support during this transition period, and hope that the information in our merger communications will minimize any distractions resulting from rumors and speculation.

        On behalf of NiSource and Columbia management, thank you for your support and participation in this time of transformation.


   Sincerely,

        Gary Neale                         Rick Richard
        Chairman, President and            Chairman, President and
        Chief Executive Officer            Chief Executive Officer
        NiSource Inc.                      Columbia Energy Group


        /s/ Gary Neale                     /s/ Rick Richard


                                    # # #


        We have included the following in accordance with federal securities laws:

             This letter contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

             NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus of NiSource and Columbia, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they contain important information. Investors and security holders are able to receive the final joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource at its web site, www.nisource.com, or from Columbia at its web site, www.columbiaenergygroup.com. Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interest, by security holdings or otherwise, may be obtained from the Secretary of NiSource Inc. or the Secretary of Columbia Energy Group at the respective addresses listed above.